SECURITIES ACT FILE NO. 333-149660

INVESTMENT COMPANY ACT FILE NO. 811-21117

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933         ☐

               PRE-EFFECTIVE AMENDMENT NO.        ☐

POST-EFFECTIVE AMENDMENT NO. 1           ☒

AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940   ☒

AMENDMENT NO.  8      ☒

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UBS CREDIT RECOVERY FUND, L.L.C.

(Exact Name of Registrant as Specified in its Charter)

51 West 52nd Street

New York, New York 10019-6119

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (212) 882-5000

Steven S. Drachman, Esq.

c/o UBS Financial Services Inc.

51 West 52nd Street

New York, New York 10019-6119

(Name and Address of Agent for Service)

COPY TO:

Stuart H. Coleman, Esq.

Gary L. Granik, Esq.

Stroock & Stroock & Lavan LLP

180 Maiden Lane

New York, New York 10038-4982

______________

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).

Explanatory Note

This Post-Effective Amendment consists of the following:

1.	Facing Sheet of the Registration Statement.
2.	Part C to the Registration Statement (including signature page).
3.	Exhibit (k)(4) to Item 25 to the Registration Statement.

This Post-Effective Amendment is being filed solely to file an updated investor certificate as Exhibit (k)(4) to Item 25 of this Registration Statement on Form N-2.

Parts A and B of the Registrant’s Initial Registration Statement on Form N-2 (Nos. 333-149660 and 811-21117) and Pre-Effective Amendment No. 1 under the Securities Act of 1933, as amended, filed on March 12, 2008 and May 1, 2008, respectively, are incorporated by reference herein.

PART C. OTHER INFORMATION

Item 25. Financial Statements and Exhibits.

1.	Financial Statements:
Part A: Financial Highlights

Part B:     Report of Independent Registered Public Accounting Firm and the following audited financial statements for the year ended December 31, 2007: Statement of Assets, Liabilities and Members’ Capital, Statement of Operations, Statement of Changes in Members’ Capital, Statement of Cash Flows, Notes to Financial Statements and Schedule of Portfolio Investments

2.	Exhibits:

	a.	(1) Certificate of Formation(1)
(2) Certificate of Amendment dated May 23, 2002(1)
(3) Certificate of Amendment dated June 10, 2003(2) (4) Certificate of Amendment dated February 20, 2007(3)
(5) Limited Liability Company Agreement (included as Appendix A to the Fund’s prospectus)

	b.	Not Applicable.
	c.	Not Applicable.
	d.	See Item 25(2)(a)(3)
	e.	Not Applicable.
	f.	Not Applicable.

	g.	Investment Management Agreement(4)

	h.	(1) Form of Distribution Agreement(2)
(2) Form of Selected Dealer Agreement(2)

	j.	Custodian Services Agreement(4)

	k.	(1) Administration Agreement(4)
(2) Administration, Accounting and Investor Services Agreement(4)
(3) Escrow Agreement(4)
(4) Investor Certificates*

	l.	Opinion and Consent of Stroock & Stroock & Lavan LLP(5)

	n.	(1) Opinion and Consent of Stroock & Stroock & Lavan LLP(2) (2) Consent of Independent Registered Public Accounting Firm(5)

	p.	Not Applicable.

	r.	Code of Ethics(6)

s.	Powers of Attorney(5)

__________________________

*	Filed herewith.
(1)	Previously filed as an Exhibit to the Registration Statement on Form N-2 (Reg. No. 811-21117) filed on June 12, 2002.
(2)	Previously filed as an Exhibit to the Registration Statement on Form N-2 (Reg. Nos. 333-139071 and 811-21117) filed on December 1, 2006.
(3)	Previously filed as an Exhibit to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (Reg. Nos. 333-139071 and 811-21117) filed on March 8, 2007.
(4)	Previously filed as an Exhibit to Amendment No. 1 to the Registration Statement on Form N-2 (Reg. No. 811-21117) filed on July 2, 2002.
(5)	Previously filed as an Exhibit to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (Reg. Nos. 333-149660 and 811-21117) filed on May 1, 2008.
(6)	Previously filed as an Exhibit to the Registration Statement on Form N-2 (Reg. Nos. 333-149660 and 811-21117) filed on March 12, 2008.

Item 26. Marketing Arrangements: Not Applicable.

Item 27. Other Expenses of Issuance and Distribution:*

Registration fees
Legal fees
NASD fees
Blue Sky fees
Accounting fees
Printing
Miscellaneous

Total

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* Previously filed as Item 27 of Part C to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (Reg. No. 333-149660) filed on May 1, 2008.

Item 28. Persons Controlled by or Under Common Control with Registrant: None.

Item 29. Number of Holders of Securities as of February 29, 2008:

Title of Class	Number of Recordholders
Limited Liability Company Interests	2,479

Item 30. Indemnification:

Reference is made to Section 3.7 of the Registrant’s Limited Liability Company Agreement (the “LLC Agreement”) included in the prospectus as Appendix A, to Paragraph 7 of the Registrant’s Investment Management Agreement (“Investment Management Agreement”) previously filed as an Exhibit to Amendment No. 1 to the Registration Statement on Form N-2 (Reg. No. 811-21117) filed on July 2, 2002, and to Section 8 of the Registrant’s Distribution Agreement (“Distribution Agreement”) previously filed as an Exhibit to the Registration Statement on Form N-2 (Reg. Nos. 333-139071 and 811-21117) filed on December 1, 2006. The Registrant hereby undertakes that it will apply the indemnification provisions of the LLC Agreement, Investment Management Agreement and Distribution Agreement in a manner consistent with Release 40-11330 of the Securities and Exchange Commission (the “SEC”) under the Investment Company Act of 1940, as amended (the “1940 Act”), so long as the interpretation therein of Sections 17(h) and 17(i) of the 1940 Act remains in effect.

The Registrant, in conjunction with UBS Fund Advisor, L.L.C. (the “Adviser”), the Registrant’s directors and other registered management investment companies managed by the Adviser or its affiliates, maintains insurance on behalf of any person who is or was an independent director, officer, employee, or agent of the Registrant, or who is or was serving at the request of the Registrant as an individual general partner, director, officer, employee or agent of another managed investment company, against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person or any act for which the Registrant itself is not permitted to indemnify.

Item 31. Business and Other Connections of Investment Adviser:

A description of any other business, profession, vocation, or employment of a substantial nature in which the investment adviser of the Registrant, and each member, director, executive officer, or partner of any such investment adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, director, officer, employee, partner or trustee, is set forth in the Registrant’s prospectus in the section entitled “Management of the Fund.” Information as to the members and officers of the Adviser is included in its Form ADV as filed with the SEC (File No. 801-55537), and is incorporated herein by reference.

Item 32. Location of Accounts and Records:

PFPC Inc., the Fund’s administrator, maintains certain required accounting-related and financial books and records of the Registrant at 400 Bellevue Parkway, Wilmington, Delaware 19809. The other required books and records are maintained by UBS Fund Advisor, L.L.C., 51 West 52nd Street, New York, New York 10019.

Item 33. Management Services: Not Applicable.

Item 34. Undertakings:

I.         The Registrant undertakes to suspend the offering of Interests until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value of the Fund declines more than ten percent from its net asset value as of the effective date of the registration statement or (2) the net asset value of the Fund increases to an amount greater than its net proceeds as stated in the prospectus.

II.	The Registrant undertakes that:
(a)

For purposes of determining any liability under the Securities Act of 1933, as amended (the “1933 Act”), the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 497(h) under the 1933 Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)

For the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

III.

The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, the Registrant’s statement of additional information.

IV.	The Registrant undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	To include any prospectus required by Section 10(a)(3) of the 1933 Act;

(2)

To reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

V.

The Registrant undertakes that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

VI.	The Registrant undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 1st day of July 2008.

UBS CREDIT RECOVERY FUND, L.L.C.
By:	/s/ Robert F. Aufenanger
Robert F. Aufenanger Authorized Person

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities indicated on July 1, 2008.

	Name	Title

	/s/ Stephen C. Roussin Stephen C. Roussin	Principal Executive Officer

	/s/ Robert F. Aufenanger Robert F. Aufenanger	Principal Accounting Officer

Director
Virginia G. Breen

	/s/ Meyer Feldberg* Meyer Feldberg	Director

	/s/ George W. Gowen* George W. Gowen	Director

	/s/ Stephen H. Penman* Stephen H. Penman	Director

*By:	/s/ Robert F. Aufenanger
Robert F. Aufenanger, Attorney-in-Fact

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(k)(4)	Investor Certificates